UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

APPLIX INC

Common Stock

Cusip #038316105

 August 30, 2002

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]
Rule 13d-1(b)

[ X ]
Rule 13d-1(c)

[ ]
Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ....038316105 ....

1.
    Names of Reporting Persons.: Bradley D. Fire I.R.S. Identification Nos. of
      above persons (entities
only).

    2.
Check the Appropriate Box if a Member of a Group

(a)
............................................................................................................................................................

(b)
............................................................................................................................................................

3.
    SEC Use Only
............................................................................................................................................

4.
Citizenship or Place of Organization: United States

    Number of Shares Beneficially Owned
by Each Reporting Person With

5.
Sole Voting Power: 1,439,200

6.
    Shared Voting Power: 0

7.
Sole Dispositive Power: 1,439,200

8.
Shared Dispositive Power: 0

9.
    Aggregate Amount Beneficially Owned by Each Reporting
Person: 1,439,200

10.
    Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (N/A)

11.
Percent of Class Represented by Amount in Row (9): 11.6%

12.
Type of Reporting Person: IN

Item 1.

(a)
Name of Issuer Applix, Inc.

(b)
Address of Issuer's Principal Executive Offices 289 Turnpike Road, Westboro, MA 01581

Item 2.

(a)
Name of Person Filing Bradley D. Fire

(b)
    Address of Principal Business Office or, if none,
Residence 10512 S. Highland Lane, Olathe KS 66061

(c)
Citizenship United States

(d)
Title of Class of Securities Common Stock

(e)
CUSIP Number 038316105

Item 3.
    If this statement is filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.
Ownership.

(a)
Amount beneficially owned: 1,439,200.

(b)
Percent of class: 11.6%.

(c)
Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote: 1,439,200

(ii)
Shared power to vote or to direct the vote: 0

(iii)
Sole power to dispose or to direct the disposition of: 1,439,200

(iv)
Shared power to dispose or to direct the disposition of: 0

Item 5.
Ownership of Five Percent or Less of a Class Not applicable

Item 6.
    Ownership of More than Five Percent on Behalf of Another
Person. Not applicable

Item 7.
    Identification and Classification of the Subsidiary Which
      Acquired the Security Being Reported on By the Parent Holding Company or
Control Person. Not applicable

Item 8.
    Identification and Classification of Members of the
Group Not applicable

Item 9.
Notice of Dissolution of Group Not applicable

Item 10.
Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or
effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    September 4th, 2002
       ________________________________
        Bradley D. Fire